Interim Results for the Second Quarter and Half Year ended 30 June 2024
TORM PLC OFFICE 209(b), 20 ST DUNSTAN'S HILL LONDON, EC3R 8HL,UNITED KINGDOM COMPANY: 09818726

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	2
Highlights
”Our strong performance continued in the second quarter of 2024, building on the positive momentum from previous quarters,”
says Jacob Meldgaard, adding: ”We will once again distribute significant dividends to our shareholders while also selectively expanding our fleet, further positioning us to capitalize on strong market fundamentals.”
In the second quarter of 2024, TORM’s time charter
equivalent earnings (TCE) amounted to USD 325.9m
(2023, same period: USD 308.0m including unrealized
gains on derivatives of USD 37.0m). TORM realized an
adjusted EBITDA of USD 251.1m (2023, same period: USD
199.8m) and an adjusted net profit for the period of USD
194.2m (2023, same period: USD 148.4m excluding
unrealized gains on derivatives).
In the first six months of 2024, TORM achieved TCE of USD
656.6m including unrealized losses on derivatives of USD
1.4m (2023, same period: USD 572.9m including
unrealized gains on derivatives of USD 21.2m ) and an
adjusted EBITDA of USD 518.3m (2023, same period: USD
414.2m) and an adjusted net profit of USD 404.8m (2023,
same period: USD 317.9m excluding gains on derivatives),
underscoring both strong market fundamentals and the
growth of our fleet.
During the second quarter of 2024, the product tanker
market remained firm mainly driven by widespread rerouting
due to the disruption in the Red Sea as well as ongoing
geopolitical tensions. On the supply side, product tanker
fleet growth remained at a manageable level. In this market,
TORM achieved TCE rates of USD/day 42,057 on average
(2023, same period: USD/day 36,360), and available
earning days increased to 7,749 (2023, same period:
7,451 ). Our vessel class LR2 achieved TCE rates of USD/
day 51,907, the LR1 vessels achieved TCE rates of USD/day
42,338, and the MR vessels achieved TCE rates of USD/
day 38,465.
During the quarter, the weighted number of average
outstanding shares excluding treasury shares increased to
94.2m shares which combined with the adjusted net profit
led to an EPS of USD 2.08 (2023, same period: USD 1.78
excluding gains on derivatives).
For the second quarter of 2024, Return on Invested Capital
amounted to 29.5% (2023, same period: 33.9% including
unrealized gains on derivatives) reflecting the strong
earnings relative to the increased investments in vessels.
Coverage
As of 11 August 2024, TORM had covered 68% of the 2024
earning days at USD/day 42,205. Hence, 32% of the 2024
full-year earning days are subject to change. Consequently,
as 10,215 earning days in 2024 are unfixed, a change in
freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 10.2m.
Also, as of 11 August 2024, 64% of the Q3 2024 earning
days were covered at USD/day 38,340 . For the individual
vessel classes, the Q3 2024 coverage was 75% at USD/
day 45,332 for LR2, 50% at USD/day 36,324 for LR1 and
63% at USD/day 35,701 for MR.
Business Highlights
During the second quarter 2024, TORM took delivery of the
last two LR2 vessels (TORM Genesis and TORM Grace)
acquired during the fourth quarter of 2023 and delivered a
2006-buiilt MR vessel, TORM Eric, to its new owner. During
the same period, TORM sold another 2006-built MR vessel,
TORM Platte, with expected delivery to the new owner in
the third quarter 2024.
After the closing of the quarter, TORM has further
replenished its fleet by acquiring eight second-hand
2014-2015 built MR vessels in a partially share-based
transaction. TORM expects the vessels to be delivered
during H2 2024. After completion of the deliveries, TORM’s
fleet size will increase to 96 vessels.
By the end of the second quarter 2024, TORM has 68
scrubbers installed out of a total of 85 planned scrubber
installations.
Based on broker valuations, TORM’s fleet had a market
value of USD 3,730.4m (same period: USD 3,083.6) and
TORM’s consolidated Net Asset Value (NAV) was USD
3,257.0 m as of 30 June 2024 (2023, same date: USD
2,515.1m). Increase in NAV was primarily driven by an
increase in vessel values based on brokers valuation.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	3
Key Figures

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023

Income statements
Revenue	437.7	384.3	881.7	774.5	1,520.4
Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾	325.9	308.0	656.6	572.9	1,083.8
Gross profit ¹⁾	264.6	255.4	539.7	471.5	874.1
EBITDA ¹⁾	251.1	236.8	516.9	435.4	847.9
Adjusted EBITDA ¹⁾	251.1	199.8	518.3	414.2	846.4
Operating profit (EBIT)	204.3	199.8	427.0	363.3	698.6
Financial items	-11.2	-15.4	-23.1	-23.8	-46.6
Profit before tax	193.1	184.4	403.9	339.5	652.0
Net profit for the year/period	194.2	185.4	403.4	339.1	648.0
Net profit excl. non-recurring items¹⁾	183.7	184.3	376.3	338.0	595.9
Unrealized gain/(loss) on financial instruments related to freight and bunker	—	37.0	-1.4	21.2	1.5
Balance sheet and cash flow
Non-current assets	2,549.6	2,172.4	2,549.6	2,172.4	2,178.9
Total assets	3,465.5	2,860.6	3,465.5	2,860.6	2,870.1
Equity	2,043.7	1,566.3	2,043.7	1,566.3	1,666.0
Total liabilities	1,421.8	1,294.3	1,421.8	1,294.3	1,204.1
Invested capital ¹⁾	2,764.8	2,446.4	2,764.8	2,446.4	2,425.1
Net interest-bearing debt ¹⁾	737.4	893.6	737.4	893.6	773.4
Net Asset Value (NAV) ²⁾	3,257.0	2,515.1	3,257.0	2,515.1	2,858.0
Cash and cash equivalents incl. restricted cash	532.4	269.0	532.4	269.0	295.6
Investment in tangible fixed assets	74.0	167.3	484.1	390.2	608.3
Free cash flow	292.8	89.8	318.4	62.9	434.5
1) For definition of the calculated key figures, please refer to the glossary on pages 28 to 33.
²⁾ Based on broker valuations, excluding charter commitments.

	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023

Key financial figures ¹⁾
Gross margin	60.5%	66.5%	61.2%	60.9%	57.5%
EBITDA margin	57.4%	61.6%	58.6%	56.2%	55.8%
Adjusted EBITDA margin	57.4%	52.0%	58.8%	53.5%	55.7%
Operating profit (EBIT) margin	46.7%	52.0%	48.4%	46.9%	45.9%
Return on Equity (RoE)	37.8%	46.0%	43.5%	44.2%	40.9%
Return on Invested Capital (ROIC)	29.5%	33.9%	32.9%	31.6%	30.4%
Adjusted ROIC	28.8%	33.4%	31.5%	31.1%	27.6%
Equity ratio ³⁾	59.0%	54.8%	59.0%	54.8%	58.0%
TCE per day (USD)	42,057	36,360	42,603	38,903	37,124
OPEX per day (USD)	7,731	7,053	7,500	7,170	7,069
Net Loan-to-value (LTV) ratio ³⁾ ⁵⁾	20.4%	29.1%	20.4%	29.1%	27.6%
Share-related key figures ¹⁾
Basic earnings per share	2.08	2.23	4.40	4.10	7.75
Diluted earnings per share	2.02	2.14	4.28	3.95	7.48
Declared dividend per share (USD) ⁸⁾	1.80	1.50	3.30	2.96	4.42
Declared dividend (USDm) ⁸⁾	169.8	126.6	310.7	247.7	370.9
Dividend paid per share (USD)	2.86	4.05	2.86	4.05	7.01
Net Asset Value per share (NAV/ share) (USD) ³⁾	34.6	29.8	34.6	29.8	33.3
Share price in DKK ³⁾ ⁶⁾	272.0	164.2	272.0	164.2	204.2
Share price in USD ³⁾ ⁷⁾	38.8	24.2	38.8	24.2	30.4
Number of shares ³⁾ ⁴⁾	94.0	84.4	94.0	84.4	85.7
No. of shares, weighted average (million) ⁴⁾	93.7	83.5	91.8	82.7	83.6
³⁾ End of period
⁴⁾ Excluding treasury shares
⁵⁾ For Tanker segment
⁶⁾ Source: Nasdaq OMX Nordic
⁷⁾ Source: Nasdaq US
8⁾ Excluding the proposed dividends related to Q4-2023

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	4
Financial Review
TCE
The TCE rate/day increased 10% from USD 38,903 to USD
42,603 in the first six months of 2024 compared to the
same period last year. This increase was mainly a result of
an increase in revenue partly offset by increased port
expenses, bunker, commissions and other costs of goods
sold.
Revenue for the first six months of 2024 increased by
USD 107.2m to USD 881.7m compared to the same period
last year (USD 774.5m), corresponding to a 14% increase.
The increase in revenue is primarily driven by a 9% increase in available earning days and improved freight rates.
Revenue in Q2 2024 increased by 14% or USD 53.4m to
USD 437.7m compared to the same quarter last year. The
increase was partly due to last year’s temporary decline in
freight rates over the summer as a consequence of released
global vessel capacity related to refinery maintenance,
seasonally lower Russian exports, and continued stock
draws in Europe, and due to an increase of earning days in
Q2 2024 of 4%.
Port expenses, bunkers, commissions, and other cost of
goods sold for the first six months of 2024 were
USD 222.7m, an increase of USD 26.4m compared to
USD 196.3m in the same period last year. The change can
primarily be attributed to a decrease in unrealized gains of
USD 22.6m on derivative financial instruments regarding
freight and bunkers.
Port expenses, bunkers, commissions, and other cost of
goods sold in Q2 2024 were USD 110.4m, an increase of
USD 36.3m compared to USD 74.1m in the same period last
year. The change can primarily be attributed to a decrease
in unrealized gains of USD 37.0m on derivative financial
instruments regarding freight and bunkers.
Assets
As of 30 June 2024, total assets were USD 3,465.5m
(2023, same period: USD 2,860.6m). The increase was
primarily driven by an increase in the carrying amount of
vessels, capitalized dry-docking of USD 379.3m and an
increase in cash position of USD 263.4m.
The carrying value of the fleet was USD 2,528.7m as of 30
June 2024 (2023, same period: USD 2,149.4m). The
increase was due to investment in 13 vessels of
USD 700.8m including capitalized dry-docking delivered
during Q3 and Q4 2023 and the first six months of 2024.
The increase since 30 June 2023 was partly offset by the
disposal of 11 vessels for a total of USD 159.5m,
depreciation, including impairments for a total of
USD 162.0m.
Based on broker valuations, TORM’s fleet on water had a
market value of USD 3,730.4m as of 30 June 2024, 47%
above carrying value (2023, same period: USD 3,083.6m,
43% above carrying value).
TORM´s liquidity position by the end of Q2 2024 was
USD 690.4m including restricted cash of USD 5.3m and
undrawn credit facilities of USD 158.0m (2023, same
period: USD 496.7m including restricted cash of
USD 29.9m and undrawn credit facilities of USD 227.7m).
Equity
As of 30 June 2024, TORM’s equity was USD 2,043.7m
(2023, same period: USD 1,566.3m), and increased
USD 377.6m since 31 December 2023. The development
since 31 December 2023 was mainly driven by an increase
in retained profit from the net profit for the period of
USD 403.4m, capital increases of USD 227.8m related to
the purchases of the previously announced MR and LR2
product tankers in partly share-based transactions, and
partly offset by dividends paid of USD 267.7m.
Liabilities
As of 30 June 2024, total liabilities were USD 1,421.8m
(2023, same period: USD 1,294.3m). The increase was
primarily driven by increased borrowings of USD 104.3m
due to purchase of new secondhand vessels.
Cash Flow Statement
Net cash flow from operating activities for the first six
months of 2024 was USD 468.4m (2023, same period:
USD 407.3m). The increase was primarily driven by an
improvement in net profit for the period offset by working
capital binding related to trade receivables.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	5
Financial Review
Net cash flow from investing activities for the first six
months of 2024 was USD -150.0m (2023, same period:
USD -344.4m). The improved cash flow from investing
activities is a result of lower cash investment in new
vessels, increased sales of existing vessels and release of
restricted cash compared to the first six months of 2023.
Net cash flow from financing activities for the first six
months of 2024 was USD -56.8m (2023, same period:
USD -144.3m). The improved cash flow is mainly a result of
lower dividend payments compared to the first six months
of 2023.
Distribution
TORM’s Board of Directors has today approved an interim
dividend for the second quarter of 2024 of USD 1.80 per
share to be paid to the shareholders corresponding to an
expected total dividend payment of USD 169.8m. The
distribution for the quarter is equivalent to 73% of net profit adjusted for profit from sale of vessels and reflects the
Distribution Policy implemented this year. The payment
date is 11 September 2024 to all shareholders of record as
of 29 August 2024, and the ex-dividend date is 28 August
2024 for the shares listed on Nasdaq OMX Copenhagen
and 29 August 2024 for the shares listed on Nasdaq New
York.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	6
The Product Tanker Market
Market Developments in Q2 2024
The product tanker market remained at strong levels in the
second quarter, mainly driven by widespread rerouting due
to continued Houthi attacks against commercial vessels in
the Bab al-Mandeb Strait. In addition, trade volumes
continued to grow compared to the levels seen a year ago.
Earnings for LR2 vessels remained at strong levels,
although less volatility resulted in lower average rate level than in the first quarter. While cargo volumes lifted on LR2 vessels came in lower than a year ago, longer trading
distances kept LR2 ton-miles elevated. Longer sailing
distances lowered vessel availability and absorbed a clean-
up of a number of crude tankers, which lifted diesel from
East to West towards the end of the quarter.
At the same time, volumes lifted by MRs increased by 6%
year-on-year, resulting in benchmark MR rates slightly
above the first quarter levels. Volume growth was mainly
driven by higher exports from the USG and Far East.
Longer sailing distances and higher trade volumes resulted
in overall increase in product tanker ton-miles, which
climbed to an all-time high in the second quarter.
Market Outlook
The disruption of trade flows through the Bab-el-Mandeb
Strait is expected to continue to support the product tanker ton-miles and freight rates in the second half of the year,
along with positive market fundamentals. Seasonally
strengthening crude tanker market towards the fourth
quarter is expected to lower the number of dirty tankers in
clean trading.
LR2 rates (in USD/day)
SOURCE: CLARKSONS

200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
—
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2023
2024
5-year avg.
5-year min
5-year max

In the medium term (two-three years), the market is
expected to benefit from high capacity utilization and
manageable newbuilding deliveries for both product and
crude tankers. The market is further supported by
fundamental changes in the oil market with refineries
having closed down in importing regions such as Australia
and New Zealand, while new refining capacity has been
added in the Middle East.
MR rates (in USD/day)
SOURCE: CLARKSON

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
—
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2023
2024
5-year avg.
5-year min
5-year max

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	7
Outlook for 2024
Financial Outlook for 2024
To assess our financial performance, we include the number
of covered days, interest-bearing bank debt, the TCE, and
EBITDA sensitivity to freight rates in our periodic ongoing
reporting.
The primary driver for our financial performance is the
product tanker market which is highly uncertain and
therefore expected to be highly volatile. We aim to maintain a relatively stable OPEX on a per vessel day basis.
Our financial outlook is primarily based on the assumptions
described on the preceding pages. The most important
macroeconomic factors affecting our TCE earnings are
expected to be:
•Geopolitical conflicts including the war between Russia
and Ukraine and the conflicts in the Middle East region
•Global economic growth or recession, consumption of
refined oil products, and inflationary pressure
•Location of closing and opening refineries and
temporary shutdowns due to maintenance
•Oil price development
•Oil trading activity and developments in ton-mile
•Bunker price developments
•Global fleet growth and newbuilding ordering activity
•Potential difficulties of major business partners
•One-off market-shaping events such as strikes,
conflicts, embargoes, political instability, weather
conditions, etc.
We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly
lower or significantly higher than our current expectations.
Based on the earnings realized in the first half of the year
TORM narrows its full-year guidance for 2024 by increasing
the low end of the guidance range, thus TCE earnings are
expected to be USD 1.15 - 1.35bn (previous guidance USD
1.1 - 1.35bn, and EBITDA is expected to be USD
850-1,050m (previous guidance 800 - 1,050m) based on
the current fleet size including published acquisitions and
divestment of vessels.

Disclaimer on Financial Outlook
The purpose of this Financial Outlook for 2024 is to
comply with reporting requirements for Companies
listed in Denmark. Actual results may vary, and this
information may not be accurate or appropriate for
other purposes. Information about our financial
outlook for 2024, including the various assumptions
underlying it, is forward-looking and should be read in
conjunction with the Safe Harbor Statements on
page 12, and the related disclosure and information
about various economic, competitive, and regulatory
assumptions, factors, and risks that may cause our
actual future financial and operating results to differ
materially from what we currently expect.
The information included in this Financial Outlook for
2024 is preliminary, unaudited and based on
estimates and information available to us at this time.
TORM has not finalized its financial statements for
the periods presented. During the course of the
financial statement closing process, TORM may
identify items that would require it to make
adjustments, which may be material to the
information provided in this section. As mentioned
above, the provided information constitutes forward-
looking statements and is subject to risks and
uncertainties, including possible adjustments to the
financial outlook for 2024.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	8
Coverage 2024
Total earning and covered days in TORM as of 11 August 2024
The coverage tables below include both FFA contracts and the physical fleet.

	Q3 2024	Q4 2024	FY 2024

Total earning days
LR2	1,816	1,829	6,929
LR1	911	866	3,577
MR	5,132	5,539	21,033
Total	7,859	8,234	31,539

Covered days
LR2	1,353	536	5,150
LR1	460	—	2,264
MR	3,234	331	13,910
Total	5,047	867	21,324

	Q3 2024	Q4 2024	FY 2024

Covered, %
LR2	75%	29%	74%
LR1	50%	—%	63%
MR	63%	6%	66%
Total	64%	11%	68%

Coverage rates, USD/day
LR2	45,332	46,088	51,504
LR1	36,324	—	44,367
MR	35,701	34,499	38,411
Total	38,340	41,658	42,205

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.Total earning days are defined as total calendar days less off-hire days.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	9
Earnings Data

USDm	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Change Q2-23 - Q2-24
LR2 vessels
Available earning days 1)	1,074	1,190	1,155	1,475	1,809	68%
Spot rates 2)	48,775	33,374	44,524	59,792	55,264	13%
TCE per earning day 3)	47,918	35,054	44,048	54,443	51,907	8%
Operating days	1,183	1,196	1,158	1,512	1,888	60%
Operating expenses per operating day	7,490	6,826	7,247	7,186	7,986	7%
LR1 vessels
Available earning days 1)	1,249	1,280	1,020	891	909	-27%
Spot rates 2)	35,060	25,997	34,038	47,985	46,019	31%
TCE per earning day 3)	36,674	32,641	40,498	48,583	42,338	15%
Operating days	1,277	1,288	1,176	927	910	-29%
Operating expenses per operating day	7,534	7,230	6,449	7,184	7,314	-3%
MR vessels
Available earning days 1)	5,127	5,188	5,137	5,331	5,031	-2%
Spot rates 2)	33,336	31,730	36,793	39,972	39,500	18%
TCE per earning day 3)	33,862	32,632	36,122	39,121	38,465	14%
Operating days	5,306	5,465	5,446	5,368	5,344	1%
Operating expenses per operating day	6,839	6,724	7,249	7,294	7,712	13%
Tanker segment
Available earning days 1)	7,451	7,658	7,312	7,697	7,749	4%
Spot rates 2)	35,875	31,013	37,505	44,274	43,456	21%
TCE per earning day 3)	36,360	33,010	37,985	43,152	42,057	16%
Operating days	7,766	7,949	7,780	7,807	8,142	5%
Operating expenses per operating day	7,053	6,821	7,128	7,260	7,731	10%
1) Total available earning days = Total calendar days less off-hire days
2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.
3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 28 to 33.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	10
TORM Fleet Development
The table shows recent and expected developments in
TORM’s operating fleet. In addition to 65 owned product
tankers as of 30 June 2024, TORM had 24 vessels under
sale-and-leaseback agreements with options to buy back
the vessels (financially reported as owned vessels in
accordance with our accounting policies).
TORM acquired nine second-hand LR2 vessels from the
fourth quarter of 2023 to the first quarter of 2024. Seven
of the LR2 vessels acquired were delivered during Q1 2024.
During Q2 2024, TORM took delivery of the remaining two
LR2 vessels (2011-built TORM Genesis and 2012-built
TORM Grace) purchased in November 2023.
During Q1 2024, TORM sold one 2006-bulit MR vessel,
TORM Eric, which was delivered in Q2 2024.
During Q2 2024, TORM entered into an agreement to sell
another 2006-built MR vessel, TORM Platte, which was
delivered to the new owners in early Q3 2024.
Further, in early Q3 2024, TORM entered into an
agreement to acquire eight second-hand MR vessels. The
first vessel, TORM Diwata, has been delivered. The
remaining seven vessels are expected to be delivered in the
second half of 2024 after which the fleet size will increase to 96 vessels.
TORM Fleet Development

	Q4 2023	Changes	Q1 2024	Changes	Q2 2024	Changes	FY 2024
Owned vessels
LR2	6	7	13	2	15	—	15
LR1	5	-2	3	—	3	—	3
MR	47	1	48	-1	47	7	54
Total	58	6	64	1	65	7	72

Leaseback vessels
LR2	6	—	6	—	6	—	6
LR1	7	—	7	—	7	—	7
MR	11	—	11	—	11	—	11
Total	24	—	24	—	24	—	24

Total fleet	82	6	88	1	89	7	96

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	11
Responsibility Statement
We Confirm to the Best of Our Knowledge
•The condensed consolidated set of financial statements
has been prepared in accordance with IAS 34 Interim
Financial Reporting (“IAS 34”) as adopted in the UK and
also in accordance with IAS 34 as issued by the
International Accounting Standards Board (”IASB”) and
IAS 34 as adopted by the EU, as applied to the financial
periods beginning on or after 01 January 2024 and
additional Danish disclosure requirements for interim
reports of listed companies.
•The interim report gives a true and fair view of the
Group’s financial position as of 30 June 2024 as well as
of the Group’s financial performance and cash flow for
the period 01 January – 30 June 2024.
•The interim management report includes a fair review of
the development and performance of the Group’s
business and of the financial position as a whole and a
description of the principal risks and uncertainties for
the remaining six months of 2024.
•The interim management report includes a fair review of
the material related party transactions which have
taken place in the period and material changes to those
described in the last annual report.
By order of the Board of Directors
Jacob Meldgaard
Executive Director
15 August 2024

Disclaimer
The interim report has been prepared solely to provide
additional information to shareholders to assess the
Group’s strategies and the potential for those
strategies to succeed. The interim report should not
be relied on by any other party or for any other
purpose.
The interim report contains certain forward-looking
statements. These statements are made by the
Directors in good faith based on the information
available to them up to the time of their approval of
this report. Such statements should be treated with
caution due to the inherent uncertainties, including
both economic and business risk factors, underlying
any such forward-looking statements.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	12
Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-
looking statements. The Private Securities Litigation
Reform Act of 1995 provides safe harbor protections for
forward-looking statements in order to encourage
companies to provide prospective information about their
business. Forward-looking statements reflect our current
views with respect to future events and financial
performance and may include statements concerning plans,
objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which
are statements other than statements of historical facts.
The Company desires to take advantage of the safe harbor
provisions of the Private Securities Litigation Reform Act of
1995 and is including this cautionary statement in
connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,”
“plans,” “believes,” “estimates,” “targets,” “projects,”
“forecasts,” “potential,” “continue,” “possible,” “likely,”
“may,” “could,” “should” and similar expressions or phrases
may identify forward-looking statements. The forward-
looking statements in this release are based upon various
assumptions, many of which are, in turn, based upon
further assumptions, including without limitation, the
Management’s examination of historical operating trends,
data contained in our records and other data available from
third parties. Although the Company believes that these
assumptions were reasonable when made, because these
assumptions are inherently subject to significant
uncertainties and contingencies that are difficult or
impossible to predict and are beyond our control, the
Company cannot guarantee that it will achieve or
accomplish these expectations, beliefs, or projections.
Important factors that, in our view, could cause actual
results to differ materially from those discussed in the
forward-looking statements include, but are not limited to,
our future operating or financial results; changes in
governmental rules and regulations or actions taken by
regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of
capital or limited access to funding due to EU Taxonomy or
relevant territorial taxonomy regulations; the length and
severity of epidemics and pandemics and their impact on
the demand for seaborne transportation of petroleum
products; general domestic and international political
conditions or events, including sanctions, “trade wars”, and the conflict between Russia and Ukraine, the developments
in the Middle East, including the conflicts in Israel and the
Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive
conditions affecting our business, including market
fluctuations in charter rates and charterers’ abilities to
perform under existing time charters; changes in the supply
and demand for vessels comparable to ours and the number
of newbuildings under construction; the highly cyclical
nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in
worldwide oil production and consumption and storage;
risks associated with any future vessel construction; our
expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions
planned; availability of skilled crew members other
employees and the related labor costs; work stoppages or
other labor disruptions by our employees or the employees
of other companies in related industries; the impact of
increasing scrutiny and changing expectations from
investors, lenders and other market participants with
respect to our ESG policies; Foreign Corrupt Practices Act
of 1977 or other applicable regulations relating to bribery;
effects of new products and new technology in our industry,
including the potential for technological innovation to
reduce the value of our vessels and charter income derived
therefrom; new environmental regulations and restrictions,
whether at a global level stipulated by the International
Maritime Organization, and/or imposed by regional or
national authorities such as the European Union or
individual countries; the impact of an interruption in or
failure of our information technology and communications
systems, including the impact of cyber-attacks, upon our
ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior
Management; the failure of counterparties to fully perform
their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key
personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to
obtain indemnities from customers; changes in laws,
treaties or regulations; our incorporation under the laws of
England and Wales and the different rights to relief that
may be available compared to other countries, including the
United States; government requisition of our vessels during
a period of war or emergency; the arrest of our vessels by
maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected
countries; potential disruption of shipping routes due to
accidents, climate-related incidents, environmental
factors, political events, public health threats, acts by
terrorists or acts of piracy on ocean-going vessels; the
impact of adverse weather and natural disasters; damage to
storage and receiving facilities; potential liability from
future litigation and potential costs due to environmental
damage and vessel collisions; and the length and number of
off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements
contained in this release because they are statements
about events that are not certain to occur as described or
at all. These forward-looking statements are not
guarantees of our future performance, and actual results
and future developments may vary materially from those
projected in the forward-looking statements. Except to the
extent required by applicable law or regulation, the
Company undertakes no obligation to release publicly any
revisions or updates to these forward-looking statements
to reflect events or circumstances after the date of this
release or to reflect the occurrence of unanticipated
events. Please see TORM’s filings with the U.S. Securities
and Exchange Commission for a more complete discussion
of certain of these and other risks and uncertainties. The
information set forth herein speaks only as of the date
hereof, and the Company disclaims any intention or
obligation to update any forward-looking statements as a
result of developments occurring after the date of this
communication.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	13
Condensed Consolidated Income Statement

USDm	Note	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Revenue		437.7	384.3	881.7	774.5	1,520.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		-110.4	-74.1	-222.7	-196.3	-430.3
Operating expenses	2	-62.7	-54.8	-119.3	-106.7	-216.0
Profit from sale of vessels	3	10.5	3.5	27.6	3.5	50.4
Administrative expenses	2, 3	-23.8	-21.9	-50.0	-39.5	-82.9
Other operating income and expenses		-0.2	-0.2	-0.4	-0.1	6.3
Depreciation and amortization	3	-46.8	-37.0	-89.9	-72.1	-149.3
Operating profit (EBIT)		204.3	199.8	427.0	363.3	698.6

Financial income		7.7	2.6	14.1	6.7	14.3
Financial expenses		-18.9	-18.0	-37.2	-30.5	-60.9
Profit before tax		193.1	184.4	403.9	339.5	652.0

Tax		1.1	1.0	-0.5	-0.4	-4.0
Net profit for the period		194.2	185.4	403.4	339.1	648.0

Net profit for the period attributable to:
TORM plc shareholders		194.5	185.8	404.3	339.4	648.3
Non-controlling interest		-0.3	-0.4	-0.9	-0.3	-0.3
Net profit for the period		194.2	185.4	403.4	339.1	648.0

Earnings per share
Basic earnings per share (USD)	7	2.08	2.23	4.40	4.10	7.75
Diluted earnings per share (USD)	7	2.02	2.14	4.28	3.95	7.48
Segment reporting, notes 6 and 9-12 are on pages 19 to 27.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	14
Condensed Consolidated Statement of Comprehensive Income

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Net profit for the period	194.2	185.4	403.4	339.1	648.0

Other comprehensive income:

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities having a functional currency different from USD	-0.1	-0.4	-0.3	-0.3	-0.1
Fair value adjustment on hedging instruments	2.7	12.5	9.2	6.3	3.1
Fair value adjustment on hedging instruments transferred to income statement	-5.2	-5.4	-10.1	-10.2	-22.0
Tax on other comprehensive income	0.6	-1.8	0.1	0.9	4.6
Other comprehensive income/(loss) after tax	-2.0	4.9	-1.1	-3.3	-14.4

Total comprehensive income for the period	192.2	190.3	402.3	335.8	633.6

Total comprehensive income for the period attributable to:
TORM plc shareholders	192.5	190.9	403.3	336.3	634.0
Non-controlling interest	-0.3	-0.6	-1.0	-0.5	-0.4
Total comprehensive income for the period	192.2	190.3	402.3	335.8	633.6

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	15
Condensed Consolidated Balance Sheet

		30 June	30 June	31 December
USDm	Note	2024	2023	2023
ASSETS
Intangible assets
Goodwill		1.8	1.8	1.8
Other intangible assets		2.2	1.1	1.8
Total intangible assets		4.0	3.6	3.6

Tangible fixed assets
Land and buildings		4.1	5.3	5.5
Vessels and capitalized dry-docking	3	2,528.7	2,149.4	2,070.2
Prepayments on vessels	4	—	4.4	86.0
Other non-current assets under construction		3.9	—	4.2
Other plant and operating equipment		3.5	4.8	4.4
Total tangible fixed assets		2,540.2	2,163.9	2,170.3

Financial assets
Investments in joint ventures		0.1	—	0.1
Loan receivables		4.5	4.6	4.5
Deferred tax asset		0.3	0.3	0.4
Other investments		0.5	—	—
Total financial assets		5.4	4.9	5.0

Total non-current assets		2,549.6	2,172.4	2,178.9

Inventories		69.4	66.9	61.7
Trade receivables		244.1	226.3	211.0
Other receivables		45.4	102.8	60.5
Prepayments		12.2	12.4	15.2
Cash and cash equivalents incl. restricted cash		532.4	269.0	295.6
Current assets excl. assets held-for-sale		903.5	677.4	644.0

Assets held-for-sale	3	12.4	10.8	47.2

Total current assets		915.9	688.2	691.2

TOTAL ASSETS		3,465.5	2,860.6	2,870.1

		30 June	30 June	31 December
USDm	Note	2024	2023	2023
EQUITY AND LIABILITIES
Equity
Common shares		1.0	0.8	0.9
Share premium		167.1	222.1	260.0
Treasury shares		-4.2	-4.2	-4.2
Hedging reserves		24.8	36.9	25.6
Translation reserves		-0.6	-0.6	-0.4
Other reserves		320.0	—	—
Retained profit		1,534.6	1,309.4	1,382.2
Equity attributable to TORM plc shareholders		2,042.7	1,564.4	1,664.1
Non-controlling interests		1.0	1.9	2.0
Total equity		2,043.7	1,566.3	1,666.1

Liabilities
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		2.4	4.6	3.6
Borrowings	5	1,083.0	856.2	886.9
Other non-current liabilities		3.5	2.9	3.0
Total non-current liabilities		1,134.1	908.9	938.7

Borrowings	5	175.0	297.5	172.7
Trade payables		47.4	38.5	43.0
Current tax liabilities		1.5	1.3	0.6
Other liabilities		57.1	40.5	45.2
Provisions	8	0.6	6.8	0.6
Deferred income		6.1	0.8	3.2
Total current liabilities		287.7	385.4	265.3

Total liabilities		1,421.8	1,294.3	1,204.0

TOTAL EQUITY AND LIABILITIES		3,465.5	2,860.6	2,870.1
Segment reporting, notes 6 and 9-12 are on pages 19 to 27.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	16
Condensed Consolidated Statement of Changes in Equity
01 January-30 June

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total

Equity as of 01 January 2024	0.9	260.0	-4.2	25.6	-0.4	—	1,382.2	1,664.1	2.0	1,666.1

Comprehensive income/loss for the period:
Net profit for the period	—	—	—	—	—	—	404.3	404.3	-0.9	403.4
Other comprehensive income for the period	—	—	—	-0.9	-0.2	—	—	-1.1	-0.1	-1.2
Tax on other comprehensive income	—	—	—	0.1	—	—	—	0.1	—	0.1
Total comprehensive income/(loss) for the period	—	—	—	-0.8	-0.2	—	404.3	403.3	-1.0	402.3

Capital increase ¹⁾	0.1	227.7	—	—	—	—	—	227.8	—	227.8
Capital reduction ²⁾	—	-320.0	—	—	—	320.0	—	—	—	—
Transaction costs of capital increase	—	-0.6	—	—	—	—	—	-0.6	—	-0.6
Share-based compensation	—	—	—	—	—	—	15.8	15.8	—	15.8
Dividend paid	—	—	—	—	—	—	-267.7	-267.7	—	-267.7
Total changes in equity for the period	0.1	-92.9	—	-0.8	-0.2	320.0	152.4	378.6	-1.0	377.6

Equity as of 30 June 2024	1.0	167.1	-4.2	24.8	-0.6	320.0	1,534.6	2,042.7	1.0	2,043.7

¹⁾ During the period, share capital was increased by USD 227.8m in total including an USD 217.2m non-cash share issue in relation to purchase of 11 vessels.
²⁾ The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequent court approval, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	17
Condensed Consolidated Statement of Changes in Equity

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total

Equity as of 01 January 2023	0.8	167.5	-4.2	39.9	-0.5	1,297.8	1,501.3	2.4	1,503.7

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	—	—	—	—	—	339.4	339.4	-0.3	339.1
Other comprehensive income for the period	—	—	—	-3.9	-0.1	—	-4.0	-0.2	-4.2
Tax on other comprehensive income	-	-	—	0.9	—	—	0.9	—	0.9
Total comprehensive income/(loss) for the period	—	—	—	-3.0	-0.1	339.4	336.3	-0.5	335.8

Capital increase ¹⁾	—	54.7	—	—	—	—	54.7	—	54.7
Transaction costs of capital increase	—	-0.1	—	—	—	—	-0.1	—	-0.1
Share-based compensation	—	—	—	—	—	8.8	8.8	—	8.8
Dividend paid	—	—	—	—	—	-336.6	-336.6	—	-336.6
Total changes in equity for the period	—	54.6	—	-3.0	-0.1	11.6	63.1	-0.5	62.6

Equity as of 30 June 2023	0.8	222.1	-4.2	36.9	-0.6	1,309.4	1,564.4	1.9	1,566.3

¹⁾ During the period, the share capital was increased by USD 54.7m in total including an USD 48.5 m non-cash share issue in relation to purchase of three vessels.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	18
Condensed Consolidated Cash Flow Statement

USDm	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Cash flow from operating activities
Net profit for the period	403.4	339.1	648.0

Adjustments:
Profit from sale of vessels	-27.6	-3.5	-50.4
Depreciation and amortization	89.9	72.1	149.3
Financial income	-14.1	-6.7	-14.3
Financial expenses	37.2	30.5	60.9
Tax	0.5	0.4	4.0
Other non-cash movements	16.6	-12.4	14.5

Interest received and realized exchange gains	14.1	6.7	14.3
Interest paid and realized exchange losses	-30.2	-32.4	-66.0
Income taxes paid	-0.6	-1.5	-3.1
Change in inventories, receivables and payables, etc.	-20.8	15.0	47.8

Net cash flow from operating activities	468.4	407.3	805.0

USDm	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Cash flow from investing activities
Investment in tangible fixed assets¹⁾	-262.3	-333.6	-509.7
Investment in intangible fixed assets	-0.9	-0.2	-0.6
Sale of tangible fixed assets	88.4	16.0	166.4
Change in restricted cash	24.8	-26.6	-26.7
Net cash flow from investing activities	-150.0	-344.4	-370.6

Cash flow from financing activities
Proceeds, borrowings	302.2	439.4	676.4
Repayment, borrowings	-101.4	-253.2	-585.4
Dividend paid	-267.7	-336.6	-586.4
Capital increase¹⁾	10.6	6.2	6.2
Transaction costs share issue	-0.5	-0.1	-0.2
Net cash flow from financing activities	-56.8	-144.3	-489.4

Net cash flow from operating, investing and financing activities	261.6	-81.4	-55.0

Cash and cash equivalents beginning balance	265.5	320.5	320.5
Cash and cash equivalents ending balance	527.1	239.1	265.5

Restricted cash equivalents ending balance	5.3	29.9	30.1
Cash and cash equivalents including restricted cash ending balance	532.4	269.0	295.6

¹⁾ During the first six months of 2024, share capital was increased by USD 227.8m (30 June 2023: USD 54.7m, 31
December 2023: USD 92.7m) in total including an USD 217.2m (30 June 2023: USD 48.5m, 31 December 2023: USD
86.5m) non-cash share issue in relation to purchase of 11 (30 June 2023: Three, 31 December 2023: Five) vessels.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	19
Segment Reporting – Condensed Consolidated Income Statement

	Q2 2024				Q2 2023
USDm	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
Revenue	434.3	9.0	-5.6	437.7	375.0	11.8	-2.5	384.3
Port expenses, bunkers and commissions	-108.4	—	—	-108.4	-67.0	—	—	-67.0
Other cost of goods and services sold	—	-6.0	4.0	-2.0	—	-8.6	1.5	-7.1
Operating expenses	-62.9	—	0.2	-62.7	-54.8	—	—	-54.8
Profit from sale of vessels	10.5	—	—	10.5	3.5	—	—	3.5
Administrative expenses	-21.8	-2.0	—	-23.8	-19.2	-2.7	—	-21.9
Other operating income and expenses	-0.2	—	—	-0.2	-0.2	—	—	-0.2
Depreciation and amortization	-46.7	-0.1	—	-46.8	-36.7	-0.3	—	-37.0
Operating profit (EBIT)	204.8	0.9	-1.4	204.3	200.6	0.2	-1.0	199.8

Financial income	7.6	0.1	—	7.7	2.6	—	—	2.6
Financial expenses	-18.8	-0.1	—	-18.9	-17.9	-0.1	—	-18.0
Profit before tax	193.6	0.9	-1.4	193.1	185.3	0.1	-1.0	184.4

Tax	1.1	—	—	1.1	1.0	—	—	1.0
Net profit for the period	194.7	0.9	-1.4	194.2	186.3	0.1	-1.0	185.4

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	20
Segment Reporting – Condensed Consolidated Income Statement

	Q1-Q2 2024				Q1-Q2 2023				FY 2023
USDm	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
Revenue	874.6	14.6	-7.5	881.7	758.8	21.2	-5.5	774.5	1,491.4	48.0	-19.0	1,520.4
Port expenses, bunkers and commissions	-218.0	—	—	-218.0	-185.9	—	—	-185.9	-407.6	—	—	-407.6
Other cost of goods and services sold	—	-9.7	5.0	-4.7	—	-14.2	3.8	-10.4	—	-36.6	13.9	-22.7
Operating expenses	-119.6	—	0.3	-119.3	-106.7	—	—	-106.7	-216.4	—	0.4	-216.0
Profit from sale of vessels	27.6	—	—	27.6	3.5	—	—	3.5	50.4	—	—	50.4
Administrative expenses	-46.1	-3.9	—	-50.0	-34.1	-5.4	—	-39.5	-76.5	-6.4	—	-82.9
Other operating income and expenses	-0.5	0.1	—	-0.4	-0.2	0.1	—	-0.1	6.0	0.3	—	6.3
Depreciation and amortization	-89.7	-0.2	—	-89.9	-71.5	-0.6	—	-72.1	-148.2	-1.1	—	-149.3
Operating profit (EBIT)	428.3	0.9	-2.2	427.0	363.9	1.1	-1.7	363.3	699.1	4.2	-4.7	698.6

Financial income	13.9	0.2	—	14.1	6.7	—	—	6.7	14.3	—	—	14.3
Financial expenses	-37.0	-0.2	—	-37.2	-30.3	-0.2	—	-30.5	-60.5	-0.4	—	-60.9
Profit before tax	405.2	0.9	-2.2	403.9	340.3	0.9	-1.7	339.5	652.9	3.8	-4.7	652.0

Tax	—	-0.5	—	-0.5	-0.5	0.1	—	-0.4	-4.0	—	—	-4.0
Net profit for the period	405.2	0.4	-2.2	403.4	339.8	1.0	-1.7	339.1	648.9	3.8	-4.7	648.0

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	21
Segment Reporting – Condensed Consolidated Balance Sheet

	30 June 2024				30 June 2023				31 December 2023
USDm	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
ASSETS
Intangible assets
Goodwill	—	1.8	—	1.8	—	1.8	—	1.8	—	1.8	—	1.8
Other intangible assets	1.1	1.1	—	2.2	0.7	1.1	—	1.8	0.9	0.9	—	1.8
Total intangible assets	1.1	2.9	—	4.0	0.7	2.9	—	3.6	0.9	2.7	—	3.6

Tangible fixed assets
Land and buildings	3.8	0.3	—	4.1	4.5	0.8	—	5.3	4.9	0.6	—	5.5
Vessels and capitalized dry-docking	2,545.7	—	-17.0	2,528.7	2,160.1	—	-10.7	2,149.4	2,081.7	—	-11.5	2,070.2
Prepayments on vessels	—	—	—	—	—	4.9	-0.5	4.4	86.0	—	—	86.0
Other non-current assets under construction	—	4.2	-0.3	3.9	—	—	—	—	—	4.5	-0.3	4.2
Other plant and operating equipment	2.7	0.8	—	3.5	3.5	1.3	—	4.8	3.3	1.1	—	4.4
Total tangible fixed assets	2,552.2	5.3	-17.3	2,540.2	2,168.1	7.0	-11.2	2,163.9	2,175.9	6.2	-11.8	2,170.3

Financial assets
Investments in joint ventures	0.1	—	—	0.1	—	—	—	—	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.6	—	—	4.6	4.5	—	—	4.5
Deferred tax asset	0.3	—	—	0.3	0.3	—	—	0.3	0.4	—	—	0.4
Other investments	0.5	—	—	0.5	—	—	—	—	—	—	—	—
Total financial assets	5.4	—	—	5.4	4.9	—	—	4.9	5.0	—	—	5.0

Total non-current assets	2,558.7	8.2	-17.3	2,549.6	2,173.7	9.9	-11.2	2,172.4	2,181.8	8.9	-11.8	2,178.9

Inventories	64.9	4.7	-0.2	69.4	61.1	5.8	—	66.9	58.0	3.7	—	61.7
Trade receivables	240.7	3.8	-0.4	244.1	221.3	5.2	-0.2	226.3	206.2	5.0	-0.2	211.0
Other receivables	40.3	5.1	—	45.4	100.6	2.2	—	102.8	58.8	1.7	—	60.5
Prepayments	11.8	0.4	—	12.2	10.1	2.3	—	12.4	10.7	4.5	—	15.2
Cash and cash equivalents incl. restricted cash	524.2	8.2	—	532.4	264.9	4.1	—	269.0	290.7	4.9	—	295.6
Current assets excl. assets held-for- sale	881.9	22.2	-0.6	903.5	658.0	19.6	-0.2	677.4	624.4	19.8	-0.2	644.0

Assets held-for-sale	12.4	—	—	12.4	10.8	—	—	10.8	47.2	—	—	47.2

Total current assets	894.3	22.2	-0.6	915.9	668.8	19.6	-0.2	688.2	671.6	19.8	-0.2	691.2

TOTAL ASSETS	3,453.0	30.4	-17.9	3,465.5	2,842.5	29.5	-11.4	2,860.6	2,853.4	28.7	-12.0	2,870.1

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	22
Segment Reporting – Condensed Consolidated Balance Sheet

	30 June 2024				30 June 2023				31 December 2023
USDm	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter- segment elimination	Total
EQUITY AND LIABILITIES
Total equity	2,041.0	10.0	-7.3	2,043.7	1,561.7	6.8	-2.2	1,566.3	1,661.3	9.9	-5.2	1,666.0

Liabilities
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	2.2	0.2	—	2.4	4.3	0.3	—	4.6	3.3	0.3	—	3.6
Borrowings	1,081.5	1.5	—	1,083.0	852.6	3.6	—	856.2	884.0	2.9	—	886.9
Other non-current liabilities	3.0	0.5	—	3.5	2.4	0.5	—	2.9	2.2	0.8	—	3.0
Total non-current liabilities	1,131.9	2.2	—	1,134.1	904.5	4.4	—	908.9	934.7	4.0	—	938.7

Borrowings	172.2	2.8	—	175.0	293.4	4.1	—	297.5	169.7	3.0	—	172.7
Trade payables	45.2	2.3	-0.1	47.4	35.7	3.4	-0.6	38.5	39.6	3.4	—	43.0
Current tax liabilities	1.1	0.4	—	1.5	1.3	—	—	1.3	0.6	—	—	0.6
Other liabilities	56.6	0.8	-0.3	57.1	39.4	1.1	—	40.5	44.8	0.5	-0.1	45.2
Provisions	—	0.6	—	0.6	6.5	0.3	—	6.8	—	0.6	—	0.6
Deferred income	5.0	11.3	-10.2	6.1	—	9.4	-8.6	0.8	2.7	7.3	-6.7	3.3
Total current liabilities	280.1	18.2	-10.6	287.7	376.3	18.3	-9.2	385.4	257.4	14.8	-6.8	265.4

Total liabilities	1,412.0	20.4	-10.6	1,421.8	1,280.8	22.7	-9.2	1,294.3	1,192.1	18.8	-6.8	1,204.1

TOTAL EQUITY AND LIABILITIES	3,453.0	30.4	-17.9	3,465.5	2,842.5	29.5	-11.4	2,860.6	2,853.4	28.7	-12.0	2,870.1

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	23
NOTE 1 - ACCOUNTING POLICIES AND GOING CONCERN
General Information
The information for the year ended 31 December 2023 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act
2006.
The interim report for the period 01 January-30 June 2024 is unaudited.
Significant Accounting Policies
The interim report for the period 01 January-30 June 2024 is presented in accordance with IAS 34
"Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”)
and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2024 and the additional Danish disclosure requirements for interim reports of listed companies.
TORM has implemented the following standards and amendments issued by the IASB and adopted by the
UK and the EU in the consolidated financial statements for 2024:
•Amendments to IAS 1 Presentation of Financial Statements
•Amendments to IFRS 16 Lease Liability in a Sale and Leaseback
•Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements
For the new standards and amendments, it is assessed that application of these effective on 01 January
2024 has not had any material impact on the consolidated financial statements in 2024. The interim report has been prepared using the same accounting policies and methods of computation as in the
Annual Report 2023.
As part of Pillar Two income taxes implementation, the Group has prepared a preliminary Transitional
Country-by-Country Reporting (CbCR) Safe Harbor assessment. The Group expects to be eligible for the
Transitional CbCR Safe Harbor in the majority of jurisdictions in which the Group is present during fiscal year 2024. At 30 June 2024, there are no indications that the top-up tax will have material impact to the
Group in 2024.
For critical estimates and judgements, please refer to the Annual Report 2023, pages 153-154.
NOTE 1 - continued
Going Concern
TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding, second-hand vessels and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 June 2024,
TORM’s available liquidity including undrawn facilities was USD 690.4m, including a total cash position of
USD 532.4m (including restricted cash of USD 5.3m). TORM’s net interest-bearing debt was
USD 737.4m, and the net debt loan-to-value ratio was 20.4%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.
The sensitivity calculation is similar to those applied in connection with covenant testing in the Annual
Report. The principal risks and uncertainties facing TORM are set out on page 82 and onwards in the
2023 Annual Report. A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market. TORM also closely monitors the development of the conflict between Hamas and Israel including related conflicts in the rest of the Middle East region and the potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.
The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with
TORM’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, TORM will be able to continue in operational existence and comply with its financial covenants for the next 12 months.
Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	24
NOTE 2 - STAFF COSTS
Staff costs included in operating expenses relate to the 109 seafarers employed under Danish contracts
(30 June 2023: 99, 31 December 2023: 105).
The average number of employees is calculated as a full-time equivalent (FTE).

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023

Included in operating expenses	2.6	2.1	4.9	4.2	8.6
Included in administrative expenses	18.8	18.7	40.4	32.7	69.3
Total staff costs	21.4	20.8	45.3	36.9	77.9
As at 30 June 2024 TORM has a pool of 3,291 (30 June 2023:3,186, 31 December 2023:3,271)
seafarers.
The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first six months of 2024 were on average 1,668 (30 June
2023: 1,624, 31 December 2023:1,625).
Total seafarers costs for the first six months of 2024 were USD 68.6m (30 June 2023:USD 62.9m, 31
December 2023:USD 127.1m) which are included in "Operating expenses" of which USD 63.7m (30 June
2023:USD 58.8m, 31 December 2023:USD 118.5m) pertains to cost for seafarers on board vessels on short-term contracts and USD 4.9m (30 June 2023:USD 4.2m, 31 December 2023:USD 8.6m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.
Total compensation to the Board of Directors and the CEO expensed during the period amounts to USD
2.3m (30 June 2023: USD 1.7m, 31 December 2023: USD 3.3m) excluding share-based compensation.
As announced on 07 March 2024, the Board of Directors agreed to grant a total of 1,214,986 (2023:
1,248,153) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 258.4 (2023: DKK 220.6). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the RSUs granted was determined using the Black-Scholes model and amounts to USD 8.1m (30 June 2023: 10.8m). The average remaining contractual life for the restricted shares as of 30 June 2024  is 1.5  years ( 30 June
2023: 1.5 years, 31 December 2023: 1.5 years ).
In addition to the RSUs granted to certain employees, the CEO was granted 255,200 restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the
Black-Scholes model and amounts to USD 1.9m.
NOTE 3 - VESSEL AND CAPITALIZED DRY-DOCKING

	30 June	30 June	31 December
USDm	2024	2023	2023

Cost:
Balance as of beginning of period	2,622.1	2,421.2	2,421.2
Additions	428.3	352.1	476.0
Disposals	-7.2	-23.0	-31.9
Transferred from prepayments	141.0	33.0	40.6
Transferred to assets held-for-sale	-43.7	-39.1	-283.8
Balance	3,140.5	2,744.2	2,622.1

Depreciation:
Balance as of beginning of period	536.3	543.8	543.8
Disposals	-7.2	-22.7	-31.9
Depreciation for the period	87.5	69.2	143.7
Transferred to assets held-for-sale	-19.5	-16.0	-119.3
Balance	597.1	574.3	536.3

Impairment:
Balance as of beginning of period	15.6	21.5	21.5
Transferred to assets held-for-sale	-0.9	-1.0	-5.9
Balance	14.7	20.5	15.6

Carrying amount	2,528.7	2,149.4	2,070.2
Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 81.0m (30 June 2023: USD 63.5m, 31 December 2023:  USD 75.1m).
The depreciation for the six months ended 30 June 2024 related to "Other plant and operating equipment" of USD 0.7m (30 June 2023: USD 1.7m, 31 December 2023: USD 2.5m) and “Land and
buildings” of USD 1.3m (30 June 2023: USD 1.2m, 31 December 2023: USD 2.5m) is related to
“Administrative expenses”.
NON-CURRENT ASSETS SOLD DURING THE PERIOD AND ASSETS HELD FOR SALE
During the first six months of 2024, TORM sold one vessel (30 June 2023: one, 31 December 2023:
eight) and delivered three vessels sold in 2023 for a total consideration of USD 88.4m (30 June 2023:
USD 15.3m, 31 December 2023: USD 166.4m). The vessels delivered to new owners during the first six months of 2024 had a carrying value of USD 58.5m (30 June 2023: USD 11.7m, 31 December 2023:
USD 111.4m).  After deducting related bunker cost, the sales resulted in a profit of USD  27.6m (30 June
2023: USD 3.5m, 31 December 2023: USD 50.4m) which is recognized in the income statement for
2024.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	25
NOTE 3 - continued
In addition, TORM sold one vessel during the first six months of 2024 (30 June 2023: One vessel, 31
December 2023: Three vessels) that is not yet delivered to the new owners. The vessel is recognized as asset held for sale at a carrying value of USD 12.4m at 30 June 2024 (30 June 2023:USD 10.8m 31
December 2023: USD 47.2m). The vessel is expected to be delivered during the third quarter of 2024.
IMPAIRMENT ASSESSMENT
For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 30 June 2024.
NOTE 4 - PREPAYMENTS ON VESSELS

	30 June	30 June	31 December
USDm	2024	2023	2023

Balance as of beginning of period	86.0	—	—
Additions	55.0	37.4	126.6
Transferred to vessels	-141.0	-33.0	-40.6
Carrying amount	—	4.4	86.0
NOTE 5 - BORROWINGS

	30 June	30 June	31 December
USDm	2024	2023	2023

Falling due within one year	175.7	197.3	172.5
Falling due between one and two years	153.3	166.7	146.5
Falling due between two and three years	146.5	148.5	147.2
Falling due between three and four years	116.2	136.4	110.8
Falling due between four and five years	327.5	225.7	119.8
Falling due after five years	350.3	286.4	370.1
Total	1,269.5	1,161.0	1,066.9
Borrowing costs	-16.3	-13.5	-13.9
Right-of-use lease liabilities	4.8	6.2	6.6
Total borrowings	1,258.0	1,153.7	1,059.6

The senior unsecured bond issue of USD 200m in January 2024 was successfully listed on the Oslo Stock
Exchange in June 2024.
As of 30 June 2024, TORM was in compliance with financial covenants. TORM expects to remain in compliance with financial covenants in the remaining period of 2024.
NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

	30 June	30 June	31 December
USDm	2024	2023	2023

Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements - fair value through profit and loss	0.3	26.9	1.7
Bunker swaps - fair value through profit and loss	-0.3	-5.7	-0.2
Bunker swaps - hedge accounting	0.1	-0.8	-0.5

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts - hedge accounting	-0.6	0.9	0.5
Interest rate swaps - hedge accounting	35.1	49.2	35.3
Total	34.6	70.5	36.8
Derivative financial instruments are recognized in the following balance sheet items:

	30 June	30 June	31 December
USDm	2024	2023	2023
Other receivables	35.5	77.1	37.6
Other liabilities	-0.9	-6.6	-0.8
Total	34.6	70.5	36.8
The fair value hierarchy for the above derivative financial instruments is Level 2.
There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2023, page 190.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	26
NOTE 7 - EARNINGS PER SHARE AND DIVIDEND PER SHARE

	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
EARNINGS PER SHARE

Net profit for the year attributable to TORM plc shareholders (USDm)	194.5	185.8	404.3	339.4	648.3

Million shares
Weighted average number of shares	94.2	84.0	92.3	83.2	84.1
Weighted average number of treasury shares	-0.5	-0.5	-0.5	-0.5	-0.5
Average number of shares outstanding	93.7	83.5	91.8	82.7	83.6
Dilutive effect of outstanding share options	2.7	3.2	2.7	3.2	3.1
Weighted average number of shares outstanding incl. dilutive effect of share options	96.4	86.7	94.5	85.9	86.7

Basic earnings per share (USD)	2.08	2.23	4.40	4.10	7.75

Diluted earnings per share (USD)	2.02	2.14	4.28	3.95	7.48

	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
DIVIDEND PER SHARE

Declared dividend per share (USD)	1.80	1.50	3.30	2.96	4.42
Declared dividend during the period (USDm)	169.8	126.6	310.7	247.7	370.9

Proposed dividend per share for approval at Annual General Meeting (USD)	—	—	—	—	1.36
Proposed dividend for approval at Annual General Meeting (USDm)	—	—	—	—	126.3

Dividend paid per share (USD)	2.86	4.05	2.86	4.05	7.01
Dividend paid during the period (USDm)	267.7	336.6	267.7	336.6	586.4

Number of shares, end of period (million)	94.5	84.9	94.5	84.9	86.2
Number of treasury shares, end of period (million)	-0.5	-0.5	-0.5	-0.5	-0.5
Number of shares outstanding, end of period (million)	94.0	84.4	94.0	84.4	85.7
NOTE 8 - PROVISIONS
In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex, which led to the reversal of provisions amounting to USD 6.3m.
As expected at the end of 2023, the remaining part of the case complex was resolved in arbitration during
Q1-2024 with an award in favor of TORM.
NOTE 9 - CONTINGENT LIABILITIES
TORM is involved in certain legal proceedings and disputes. It is the Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations, and cash flows.
NOTE 10 - CONTRACTUAL OBLIGATIONS AND RIGHTS
As of 30 June 2024, TORM had contractual obligations regarding second-hand vessels, scrubber installations and other minor commitments.

	30 June	30 June	31 December
USDm	2024	2023	2023

Second-hand vessels commitments:
Within one year	—	—	190.4
Total	—	—	190.4

Committed scrubber installations and other minor investments:
Within one year	17.4	16.7	23.6
Between one and two years	1.7	—	—
Between two and three years	6.8	—	2.0
Between three and four years	3.1	—	8.1
Between four and five years	—	—	2.0
Total	29.0	16.7	35.7

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	27
NOTE 10 - continued
As of 30 June 2024, TORM has contractual rights to receive future payments as lessor of vessels on time charter.

	30 June	30 June	31 December
USDm	2024	2023	2023

Charter hire income for vessels - as lessor
Received within one year	88.6	—	37.8
Received between one and two years	38.3	—	24.1
Received between two and three years	25.1	—	—
Total	152.0	—	61.9

The charter hire income for these vessels under time charter is recognized under "Revenue".
NOTE 11 - SUBSEQUENT EVENTS
On 15 July 2024, TORM has entered into an agreement to acquire eight second-hand MR vessels that are expected to be delivered during Q3 2024 and Q4 2024 for a total consideration of USD 340m, with a cash consideration of USD 238m and the issuance of approximately 2.65 million shares. The purchase price is subject to certain adjustments that will be impacted by TORM’s share price development and the vessels’ delivery schedules. On 29 July 2024, TORM took delivery of the one of these eight second-hand
MR vessels.
TORM’s Board of Directors has decided to declare a dividend of 1.80 per share, with an expected total dividend payment of USD 169.8m. The distribution is in line with TORM’s Distribution Policy implemented in 2022 and amended in March 2024. Payment is expected on 11 September 2024 to shareholders of record on 29 August 2024, with the ex-dividend date on 28 August 2024 (in Denmark and 29 August
2024 in United States). The dividends have not been recognized as liabilities as at 30 June 2024 and there are no tax consequences.
NOTE 12 - RELATED PARTY TRANSACTIONS
During the first six months ended 30 June 2024, there have been no other related party transactions than ordinary remuneration to the Board of Directors and the CEO. Please refer to Note 2.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	28
Glossary
Key Financial Figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit %	=	Operating profit (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit for the year Average equity

Return on Invested Capital (RoIC) %	=	Operating profit less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit for the year Average number of shares

Diluted earnings per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	29
Glossary
Alternative Performance Measures Group
Throughout the interim report, several alternative performance measures (APMs) are used.
The APMs used are the same as in the Annual Report 2023 and therefore we refer to the principles for these on pages 222-225 in the TORM plc Annual Report 2023. The following APMs relate to the Group.
Net profit for the year excluding non-recurring items: Net profit excluding non-recurring items is net profit less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels and claims provisions. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Reconciliation to net profit:
Net profit for the period	194.2	185.4	403.4	339.1	648.0
Profit from sale of vessels	-10.5	-3.5	-27.6	-3.5	-50.4
Provisions	—	—	—	—	-6.5
Expense of capitalized bank fees at refinancing	—	2.4	0.5	2.4	3.5
Termination of leaseback arrangement	—	—	—	—	1.3
Net profit for the year ex. non-recurring items	183.7	184.3	376.3	338.0	595.9
Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Reconciliation to revenue
Revenue	437.7	384.3	881.7	774.5	1,520.4
Port expenses, bunkers, commissions and other cost of goods and services sold	-110.4	-74.1	-222.7	-196.3	-430.3
Operating expenses	-62.7	-54.8	-119.3	-106.7	-216.0
Gross profit	264.6	255.4	539.7	471.5	874.1
Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 31.
ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by
TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Operating profit (EBIT)	204.3	199.8	427.0	363.3	698.6
Tax	1.1	1.0	-0.5	-0.4	-4.0
EBIT less Tax	205.4	200.8	426.5	362.9	694.6
EBIT less Tax - Full year equivalent	821.6	803.2	853.0	725.8	694.6
Invested capital, opening balance	2,806.7	2,291.7	2,425.1	2,142.3	2,142.3
Invested capital, ending balance	2,764.8	2,446.4	2,764.8	2,446.4	2,425.1
Average invested capital	2,785.8	2,369.1	2,595.0	2,294.4	2,283.7

Return on Invested Capital (ROIC)	29.5%	33.9%	32.9%	31.6%	30.4%

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	30
Glossary
Alternative Performance Measures Group
Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 31.
The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
EBIT less Tax - Full year equivalent	821.6	803.2	853.0	725.8	694.6
Profit from sale of vessels	-10.5	-3.5	-27.6	-3.5	-50.4
Provisions	—	—	—	—	-6.5
EBIT less tax adjusted	811.1	799.7	825.4	722.3	637.7

Average invested capital¹⁾	2,785.8	2,369.1	2,595.0	2,294.4	2,283.7
Average impairment ²⁾	26.5	32.4	26.5	32.4	29.9
Average invested capital adjusted for impairment	2,812.3	2,401.5	2,621.5	2,326.8	2,313.6
Adjusted ROIC	28.8%	33.3%	31.5%	31.0%	27.6%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.
EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to "interest for purposes of presenting EBITDA.
Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consist of interest income and gains on foreign exchange transactions.
EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that
EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes.
These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.
EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Net profit for the period	194.2	185.4	403.4	339.1	648.0
Tax	-1.1	-1.0	0.5	0.4	4.0
Financial expenses	18.9	18.0	37.2	30.5	60.9
Financial income	-7.7	-2.6	-14.1	-6.7	-14.3
Depreciation and amortization	46.8	37.0	89.9	72.1	149.3
EBITDA	251.1	236.8	516.9	435.4	847.9
Fair value adjustments on freight and bunker derivatives	—	-37.0	1.4	-21.2	-1.5
Adjusted EBITDA	251.1	199.8	518.3	414.2	846.4

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	31
Glossary
Alternative Performance Measures Group
Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income.
Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 June	30 June	31 December
USDm	2024	2023	2023
Tangible and intangible fixed assets	2,544.2	2,167.5	2,173.8
Investments in joint ventures	0.1	—	0.1
Deferred tax asset	0.3	0.3	0.4
Other investments	0.5	—	—
Inventories	69.4	66.9	61.7
Accounts receivables ¹⁾	301.7	341.5	286.7
Assets held-for-sale	12.4	10.8	47.2
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Deferred tax liability	-2.4	-4.6	-3.6
Trade payables ²⁾	-108.0	-81.9	-91.3
Current tax liabilities	-1.5	-1.3	-0.7
Provisions	-0.6	-6.8	-0.6
Deferred income	-6.1	-0.8	-3.4
Invested capital	2,764.8	2,446.4	2,425.1

¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.
Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 June	30 June	31 December
USDm	2024	2023	2023
Borrowings¹⁾	1,274.3	1,167.2	1,073.5
Loan receivables	-4.5	-4.6	-4.5
Cash and cash equivalents, including restricted cash	-532.4	-269.0	-295.6
Net interest-bearing debt	737.4	893.6	773.4

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 16.3 m.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	32
Glossary
Alternative Performance Measures Group
Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when new possibilities occur.

	30 June	30 June	31 December
USDm	2024	2023	2023
Cash and cash equivalents, including restricted cash	532.4	269.0	295.6
Undrawn credit facilities and committed facilities	158.0	227.7	342.5
Liquidity	690.4	496.7	638.1
Restricted cash 30 June 2024 amounts to USD 5.3m (30 June 2023: USD 29.9, 31 December 2023: USD 30.1m)
Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Net cash flow from operating activities	281.7	192.6	468.4	407.3	805.0
Net cash flow from investing activities	11.1	-102.8	-150.0	-344.4	-370.6
Free cash flow	292.8	89.8	318.4	62.9	434.4
Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which
Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 June	30 June	31 December
USDm	2024	2023	2023
Total vessel values (broker values)	3,730.4	3,083.6	3,080.9
Vessel values of purchased secondhand vessels not delivered (broker values)	—	—	479.9
Committed investment capital expenditure	29.0	16.7	35.7
Committed liability capital expenditure	-29.0	-16.7	-226.1
Goodwill	1.8	1.8	1.8
Other intangible assets	2.2	1.8	1.9
Land and buildings	4.1	5.3	5.5
Other plant and operating equipment	3.5	4.8	4.4
Investments in joint ventures	0.1	—	0.1
Loan receivables	4.5	4.6	4.5
Deferred tax asset	0.3	0.3	0.4
Other investments	0.5	—	—
Inventories	69.4	66.9	61.7
Accounts receivables ¹⁾	301.7	341.5	286.7
Cash and cash equivalents incl. restricted cash	532.4	269.0	295.6
Deferred tax liability	-2.4	-4.6	-3.6
Borrowings ²⁾	-1,274.3	-1,167.2	-1,073.5
Trade payables ³⁾	-108.0	-81.9	-91.3
Current tax liabilities	-1.5	-1.3	-0.6
Provisions	-0.6	-6.8	-0.6
Prepayments from customers	-6.1	-0.8	-3.4
Total Net Asset Value (NAV)	3,258.0	2,517.0	2,860.0
Non-controlling interest	-1.0	-1.9	-2.0
Total Net Asset Value (NAV) excl. non- controlling interest	3,257.0	2,515.1	2,858.0
Total number of shares, end of period excluding treasury shares (million)	94.0	84.4	85.7
Total Net Asset Value per share (NAV/share)	34.6	29.8	33.3
¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
²⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 16.3m.
³⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2024	33
Glossary
Alternative Performance Measures Tanker segment
Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2023 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2023. After the acquisition of Marine Exhaust Technology
A/S on 01 September 2023, the following APMs relate to the primary segment, the Tanker segment.
Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives.
The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

USDm	Q2 2024	Q2 2023	Q1-Q2 2024	Q1-Q2 2023	FY 2023
Reconciliation to revenue
Revenue	434.3	375.0	874.6	758.8	1,491.4
Port expenses, bunkers and commissions	-108.4	-67.0	-218.0	-185.9	-407.6
TCE earnings	325.9	308.0	656.6	572.9	1,083.8
Fair value adjustments on freight and bunker derivatives	—	-37.0	1.4	-21.2	-1.5
Adjusted TCE earnings	325.9	271.0	658.0	551.7	1,082.3

Available earning days	7,749	7,451	15,446	14,183	29,152
TCE per earning day (USD)	42,057	36,360	42,603	38,903	37,124
Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.
LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 June	30 June	31 December
USDm	2024	2023	2023
Vessel values (broker values)	3,730.4	3,083.6	3,080.9
Vessel values of purchased secondhand vessel not delivered (broker values)	—	—	479.9
Other committed investment CAPEX	29.0	16.7	35.7
Total vessel values	3,759.4	3,100.3	3,596.5
Borrowings ¹⁾	1,269.9	1,159.5	1,067.6
- Debt regarding Land and buildings & Other plant and operating equipment	-4.2	-4.9	-5.4
Committed liability capital expenditure	29.0	16.7	226.1
Loan receivable	-4.5	-4.6	-4.5
Cash and cash equivalents, including restricted cash	-524.2	-264.9	-290.7
Total (loan)	766.0	901.8	993.1

Net Loan-to-value (LTV) ratio	20.4%	29.1%	27.6%

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 16.3m.